Exhibit C

BY E-MAIL

CONFIDENTIAL

September 25, 2013

Vitran Corporation Inc.

185 The West Mall

Suite 701

Toronto, Ontario

M9C 5L5

Attention: Richard D. McGraw, Chairman of the Board

Dear Sirs:

This letter of intent (“LOI”) sets out the basis on which TransForce Inc. (“TransForce”) proposes to acquire all of the outstanding common shares of Vitran Corporation Inc. (“Vitran”), other than those owned by TransForce and its affiliates.

1. Proposed Discussion Points. Annexed as Exhibit A is a term sheet that sets out the principal terms of the proposed acquisition.

2. Due Diligence Review. TransForce’s willingness to proceed with the potential acquisition is subject to, among other things, confirmatory due diligence regarding the disposal by Vitran of its United States LTL business.

3. Definitive Agreement. TransForce and Vitran shall concurrently proceed to negotiate a definitive support agreement or other similar agreement governing the transaction (the “Definitive Agreement”). The obligations of the parties to consummate the transaction contemplated hereby shall be subject in all respects to the negotiation, execution and delivery of the Definitive Agreement, and neither party shall have any liability to the other if either party terminates this LOI as permitted by section 10 below without executing the Definitive Agreement.

4. Timely Response. The terms proposed in Exhibit A are based on our mutual desire to proceed quickly. Accordingly, if we do not receive a signed copy of this letter from you by 7:00 a.m. (Eastern Time) on September 30, 2013, you should assume that these terms are no longer indicative of the terms on which TransForce would be interested in proceeding.

5. Other Negotiations. By countersigning this letter, Vitran agrees that during the period commencing upon execution of this letter by Vitran and for a period of 30 days thereafter (the “Exclusivity Period”), Vitran will deal exclusively with TransForce and its affiliates for the consummation of the transactions described herein and will not, and will not permit its officers, directors, employees, agents, representatives or affiliates to, directly or indirectly, make, solicit, initiate or encourage inquiries from or the submission of proposals or offers from, any other person, corporation, partnership, trust or other business organization whatsoever (including any of its officers or employees) relating to any acquisition of any of the common shares of Vitran or any liquidation, dissolution, recapitalization, merger, amalgamation, or acquisition or purchase of all or a material portion of the assets of, or any equity interest in, Vitran or any of its subsidiaries or other similar transaction or business combination involving Vitran, or participate in any discussions or negotiations regarding, or furnish any other person any information with respect to, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other person to do or seek to do any of the foregoing, or any other transaction that would be inconsistent with the acquisition by TransForce contemplated hereby, other than the sale by Vitran of its United States LTL business as announced by Vitran on September 23, 2013. Subject to the foregoing exception, Vitran shall immediately cease and cause to be terminated any such contacts or negotiations with third parties and shall immediately notify TransForce if Vitran learns of any inquiry or proposal during the Exclusivity Period concerning the possible acquisition of Vitran or its shares, business or assets. Such notice shall include the name of the inquirer or proposed acquirer and the terms and conditions of such inquiry or proposal.

6. Confidentiality. We refer to the Confidentiality Agreement dated July 5, 2013 between TransForce and Vitran (the “Confidentiality Agreement”). The Confidentiality Agreement remains in full force and effect. This LOI and the terms contained in the annexed term sheet, as well as transactions contemplated hereby and any discussions related thereto, are confidential information under the Confidentiality Agreement and as such are not to be disclosed by Vitran to any party other than Vitran’s directors, officers and financial and legal advisors. In the event of any unauthorized disclosure, TransForce’s proposal for the acquisition of Vitran shall be void. However, as TransForce is currently a Schedule 13D filer in the United States with regard to Vitran, TransForce is required under United States securities laws to amend its filing to publicly disclose this LOI. Accordingly, Vitran acknowledges that TransForce will publicly disclose and file this LOI and the Confidentiality Agreement promptly with the United States Securities and Exchange Commission and may issue a press release regarding the LOI.

7. Expenses. The parties shall pay their own expenses and fees incurred in connection with the proposed acquisition, including all legal and accounting fees and expenses, whether or not the acquisition is consummated.

8. Obligations. Except for the parties’ obligations set out in the Confidentiality Agreement, and except for the obligations set out in sections 5 through 10 of this LOI, which are binding on the parties, neither this LOI nor the terms annexed hereto are binding upon either party, nor do they impose on the parties an enforceable duty or obligation to negotiate toward or conclude any binding agreement or commitment.

9. Governing Law. This LOI shall be governed by and construed in accordance with the laws of the Province of Ontario, without regard to its conflict of laws rules. For the purpose of resolving any conflicts related to or arising out of this LOI, the parties expressly agree that venue shall be in the Province of Ontario only.

10. Termination. TransForce may terminate this LOI and negotiation of the Definitive Agreement at any time until signing of such Definitive Agreement on written notice to Vitran, and after the termination of the Exclusivity Period, Vitran may terminate this LOI and negotiation of the Definitive Agreement at any time until signing of such Definitive Agreement on written notice to TransForce, provided that in each case, the termination of this LOI will not affect the liability of a party for a breach of any of the obligations set out in sections 5 through 10 of this LOI.

Please indicate the intent of Vitran to proceed with negotiation of the Definitive Agreement on the terms outlined in Exhibit A to this letter by executing where indicated below and returning a copy to me. On behalf of TransForce, we look forward to the success of the discussions contemplated by this letter. Should you have any questions concerning our proposal or require any further information please do not hesitate to contact the undersigned or our financial advisor Andrew Armstrong at National Bank Financial at (416) 869 8584.

Yours very truly,

TRANSFORCE INC.

per:	/s/ Alain Bédard
Alain Bédard
Chairman, President and Chief Executive Officer

AGREED AND ACCEPTED AS OF THE DATE FIRST ABOVE WRITTEN:

VITRAN CORPORATION INC.

per:
Name:
Title:

c.c.	William S. Deluce

Interim President and Chief Executive Officer

Vitran Corporation Inc.

EXHIBIT A

Structure of Acquisition of Vitran by TransForce:	TransForce will acquire all of the issued and outstanding common shares of Vitran, other than those owned by TransForce and its affiliates, at a price of USD$4.50 per share, payable in cash. The acquisition will be effected by way of: (i) take-over bid for the issued and outstanding common shares of Vitran by a wholly-owned subsidiary of TransForce; (ii) amalgamation (merger) of Vitran with a wholly-owned subsidiary of TransForce; (iii) plan of arrangement under the Business Corporations Act (Ontario); or (iv) another structure, the whole as determined by TransForce and Vitran and their respective advisors (the “Transaction”).

Price:

After giving effect to the Transaction, TransForce would own 100% of Vitran’s issued and outstanding common shares. The pricing terms described below are based on TransForce’s understanding that Vitran will have only 16,432,241 common shares of capital stock issued and outstanding at closing of the Transaction.

Except as set out above, all other shares of Vitran, including without limitation, common or preferred shares of Vitran (whether held in escrow or otherwise), stock options to purchase common shares of Vitran, and warrants, if any, exercisable into common shares of Vitran, will be cancelled by Vitran prior to closing of the Transaction.

The pricing terms described below are also based on the following:

•   Vitran shall have completed the sale of its United States LTL business as announced by Vitran on September 23, 2013, to the satisfaction of TransForce; and

•   In connection with such sale, Vitran shall have been released from any and all liabilities or guarantees with respect to its United States LTL business, to the satisfaction of TransForce.

Vitran’s shareholders will, in exchange for each issued and outstanding common share identified above, receive USD$4.50 in cash.

The foregoing pricing is conditional on the parties mutually executing and delivering the Definitive Agreement no later than October 30, 2013. If the Definitive Agreement is not mutually executed and delivered by such date, the foregoing pricing will no longer apply.

Financing:	Transaction will be financed through existing cash and credit facilities.

Conditions to Signing a Definitive Agreement:

TransForce will proceed promptly with confirmatory due diligence of the disposal by Vitran of the United States LTL business and the negotiation of the terms and conditions of a mutually-acceptable Definitive Agreement which will contain, in addition to the terms outlined herein, such terms, conditions, representations and covenants that are customary in a transaction of this type. Execution of the Definitive Agreement will be subject to the following conditions:

(i)     Completion by TransForce to its satisfaction of its confirmatory due diligence review;

(ii)    The negotiation and agreement of the terms and conditions of the Definitive Agreement in a form satisfactory to TransForce;

(iii)  Approval of the transaction by the Boards of Directors of TransForce and Vitran;

(iv)   The Board of Directors of Vitran shall have received from its financial advisor a written fairness opinion;

(v)    Execution of the Definitive Agreement no later than October 30, 2013, unless otherwise agreed to by the parties in writing;

(vi)   Approval of the transaction by regulatory authorities, as the case may be; and

(vii) TransForce shall have entered into lock-up agreements with all principal shareholders of Vitran, identified by Vitran and TransForce.

Directors’ Circular or Proxy Circular:	Vitran shall, as promptly as practicable after execution of the Definitive Agreement, prepare a directors’ circular or management proxy circular, as the case may be, or other similar document for mailing to Vitran’s shareholders as required by applicable law, which directors’ circular, management proxy circular or other document shall be to the satisfaction of TransForce, acting reasonably.

Lock-Up Agreements:	Vitran shall cause all directors and officers of Vitran to execute lock-up agreements with TransForce pursuant to which such directors and officers agree to tender their shares in connection with, and to otherwise support, the Transaction and to forego any transfer of shares except pursuant to or as contemplated by the Definitive Agreement. The lock-up agreements will include customary representations and warranties satisfactory to TransForce.

Vitran shall use reasonable commercial efforts to obtain and deliver to TransForce similar lock-up agreements with principal shareholders of Vitran, identified by Vitran and TransForce.

Deal Protection:	The Definitive Agreement will contain customary deal protection provisions in favour of TransForce for a transaction of this kind, including without limitation, provisions dealing with non-solicitation (or “no-shop”) and right-to-match (entitling TransForce to increase its offer price to match a higher third-party offer before Vitran is free to terminate the Definitive Agreement and support the third-party offer) and termination payments or “break fees” payable by Vitran in certain circumstances in which the Definitive Agreement is terminated equal to 3.5% of total equity value. The Definitive Agreement would permit (under certain circumstances) Vitran to consider and support competing transactions that would be more favourable to its shareholders. Any lock-up agreements would also contain customary deal protection provisions for a transaction of this kind. Vitran will also agree to enforce all standstill agreements with third parties.

Conditions to Closing:	The obligations of both parties to complete the transactions contemplated by the Definitive Agreement shall be conditional upon Vitran obtaining requisite shareholder approval, if applicable, receipt of any required governmental approvals or expiry of any applicable waiting period, including under any applicable competition, antitrust or other similar law, the absence of binding injunctions, the truth and accuracy of the representations and warranties of the other party (except for changes contemplated by the Definitive Agreement or changes that have not had, and are not reasonably likely to have, a material adverse effect), performance in all material respects of all covenants required to be performed at or prior to the closing, and other conditions to closing customary in transactions of this type. TransForce’s obligations to close will also be subject to the absence of any material adverse change in Vitran’s consolidated business, operations or financial condition, the capitalization of Vitran at closing of the Transaction to be as described in the “Price” section above, which capitalization shall reflect among other things, the pre-closing cancellation of all stock options that are not “in the money”, and the satisfaction of the conditions regarding Vitran’s United States LTL business as described in the “Price” section above.

Termination Provisions:

The Definitive Agreement may be amended at any time by the consent of both parties and may be terminated under the following circumstances:

(i)       written consent of both parties;

(ii)      by either party if the Transaction is not consummated by December 31, 2013 (provided that the right to terminate under this provision shall not be available to any party whose failure to fulfill any obligation under the Definitive Agreement shall have been the cause of or result in the failure of the Transaction to occur at or prior to such time);

(iii)     by either party if a court of competent jurisdiction or governmental entity shall have issued a non-appealable final order, decree or ruling having the effect of permanently restraining, enjoining or otherwise prohibiting the Transaction;

(iv)     by either party if at a meeting of Vitran’s shareholders, if applicable, the required approval of Vitran’s shareholders is not obtained;

(v)      by TransForce, if Vitran’s Board of Directors has withdrawn or modified its recommendation of the Transaction, or failed to include its recommendation of the Transaction in Vitran’s directors’ circular, management proxy circular or other similar document, or approved or recommended any Acquisition Proposal, or failed to reject a competing offer to acquire Vitran;

(vi)     by either party if there has been a breach of any representation, warranty, covenant or agreement on the part of the other party, which breach would have caused any of the conditions to closing set out in the Definitive Agreement not to be satisfied, and which breach shall remain uncured for a period of 20 business days after written notice;

(vii)    by TransForce, if the holders of more than 5% of Vitran’s outstanding shares exercise the right to dissent under the Business Corporations Act (Ontario) in connection with the Transaction, if applicable;

(viii)  by TransForce, if Vitran accepts, recommends, approves or enters into an agreement to implement a “superior proposal”; or

(ix)     by TransForce, if there has been a breach of any representation, warranty, covenant or agreement on the part of any other party pursuant to a support agreement, and which breach shall remain uncured for a period of 20 business days after written notice.

Fees and Expenses:

Except as otherwise set forth in the Definitive Agreement, fees and expenses incurred in connection with the Definitive Agreement and transactions contemplated thereby shall be paid by the party incurring such fees and expenses.

Documentation:	The Transaction will be governed by the Definitive Agreement and related ancillary documents to be drafted by counsel for TransForce.

Governing Law:	Province of Ontario.

Currency:	Unless otherwise indicated, all dollar amounts set out above are in US dollars.